UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________________ SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Prosensa Holding N.V.
(Name of Issuer)
Ordinary Shares, €.01 par value per share
(Title of Class of Securities)
N71546100
(CUSIP Number)
January 14, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[X]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 * As of January 14, 2015, Abingworth Management Limited beneficially owns 0 ordinary shares, €.01 par value per share (“Ordinary Shares”), of Prosensa Holding N.V., a corporation formed in the Netherlands (the “Issuer”). The initial Schedule 13G that this Amendment No. 1 to Schedule 13G amends was filed under Abingworth LLP (CIK #0001397144).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ABV IV Holdings N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[X]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Curaҫao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

 * As of January 14, 2015, ABV IV Holdings N.V. beneficially owns 0 Ordinary Shares of the Issuer.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[X]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

 * As of January 14, 2015, Abingworth Bioventures IV LP beneficially owns 0 Ordinary Shares of the Issuer.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures IV Executives LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[X]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

 * As of January 14, 2015, Abingworth Bioventures IV Executives LP beneficially owns 0 Ordinary Shares of the Issuer.

Item 1(a).   Name of Issuer:

Prosensa Holding N.V.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

J.H. Oortweg 21, 2333 CH Leiden, the Netherlands

Item 2(a).   Name of Persons Filing:

This Amendment No. 1 to Schedule 13G is being filed by Abingworth Management Limited (“AML”), ABV IV Holdings N.V. (“ABV IV”), Abingworth Bioventures IV LP (“ABV IV LP”), and Abingworth Bioventures IV Executives LP (“ABV IV Executives”, and together with AML, ABV IV and ABV IV LP, the “Reporting Persons”). As of January 14, 2015, the Reporting Persons are the owners of record of 0 ordinary shares, €.01 par value per share (“Ordinary Shares”) of Prosensa Holding N.V., a corporation formed in the Netherlands (the “Issuer”). AML, as the investment manager of ABV IV, ABV IV LP, and ABV IV Executives, beneficially owns 0 Ordinary Shares.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The business address for each of the Reporting Persons is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2(c).   Citizenship:

AML is a company organized under the laws of England. ABV IV is a public liability company organized under the laws of Curaҫao. ABV IV LP is a limited partnership organized under the laws of England. ABV IV Executives is a limited partnership organized under the laws of Delaware.

Item 2(d). Title of Class of Securities:

Ordinary Shares, €.01 par value per share.

Item 2(e). CUSIP Number:

N71546100

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

Item 4. Ownership.
As reported in the cover pages to this report, the ownership information with respect to each of the Reporting Persons is as follows:
(a) Amount Beneficially Owned (as of January 14, 2015):	0*
(b) Percent of Class (as of January 14, 2015):	0%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	0*

* As of January 14, 2015, the Reporting Persons beneficially own 0 Ordinary Shares of the Issuer. The initial Schedule 13G that this Amendment No. 1 to Schedule 13G amends was filed under Abingworth LLP (CIK #0001397144).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015

ABINGWORTH MANAGEMENT LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABV IV HOLDINGS N.V.

By: Abingworth Management Limited, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES IV LP

By: Abingworth Management Limited, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES IV EXECUTIVES LP

By: Abingworth Management Limited, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory